Exhibit (e)(23)
July 8, 2010
Intelligroup, Inc.
5 Independence Way, Suite 220
Princeton, New Jersey 08540
Attn: Vikram Gulati, Chief Executive Officer
Mobius Subsidiary Corporation
c/o NTT DATA CORPORATION
Toyosu Center Bldg.
3-3, Toyosu 3-chome
Koto-ku, Tokyo 135-6033
Japan
Re: Bonus Payments
Ladies & Gentlemen:
Reference is made to that certain Agreement and Plan of Merger, dated as of June 14, 2010 (the “Merger Agreement”), by and among NTT DATA CORPORATION, a corporation organized under the laws of Japan (“Parent”), Mobius Subsidiary Corporation, a New Jersey corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), and Intelligroup, Inc., a New Jersey corporation (the “Company”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement.
In connection with the transactions contemplated by the Merger Agreement and in recognition of the significant past contributions by the employees set forth on Annex A attached hereto (the “Designated Employees”) to the success of the Company, SB Asia Infrastructure Fund L.P. (“SAIF”) and Venture Tech Assets Ltd. (“Venture Tech” and, together with SAIF, the “Principal Shareholders”) hereby agree as follows:
(1)	Upon the Principal Shareholders’ receipt of their respective portion of the consideration payable in connection with the Offer (the “Applicable Date”), the Principal Shareholders shall contribute as capital to the Company their respective pro rata portion of $1.25 million (the “Designated Employee Bonus Amount”), as provided below. The Designated Employee Bonus Amount shall be used to pay bonuses to the Designated Employees (in the amount set forth next to each Designated Employee’s name on Annex A attached hereto) no later than the third (3rd) Business Day following the Applicable Date, provided that each Designated Employee shall only be entitled to receive such bonus payment if such employee remains employed by the Company through the payment date of such bonus.

(2)	The pro rata contribution of each Principal Shareholder shall be according to the following proportions: 57.80% by SAIF (i.e., $722,500) and 42.20% by Venture Tech (i.e., $527,500).

Each party hereto will execute such other instruments (if any) as may be reasonably required to evidence and give effect to the agreements expressly referenced herein. This letter agreement shall (i) become effective upon such date that the Offer is consummated and the Principal Shareholders receive their respective portions of the consideration payable in connection with the Offer and (ii) automatically terminate without any further action of the parties hereto if the Offer is not consummated and the Merger Agreement is terminated.
This letter agreement represents the entire understanding and agreement among the parties hereto with respect to the subject matter hereof.
This letter agreement will be governed by the internal laws of the State of New Jersey and may be executed in counterparts.
This letter agreement may not be amended except by an instrument in writing signed by all the parties hereto.
This agreement is not intended to confer upon any person (including the Designated Employees) other than the parties hereto any rights or remedies.

Very truly yours,
SB ASIA INFRASTRUCTURE FUND L.P.
By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Authorized Signatory

VENTURE TECH ASSETS LTD.
By:	/s/ Sandeep Reddy
	Name:	Sandeep Reddy
	Title:	Director

Acknowledged and agreed to by:

INTELLIGROUP, INC.

By:	/s/ Vikram Gulati Name: Vikram Gulati
Title: President & CEO

MOBIUS SUBSIDIARY CORPORATION

By:	/s/ Koji Miyajima Name: Koji Miyajima
Title: President & CEO